Exhibit 21.1
Subsidiaries of Black Rock Coffee Bar, Inc.

Name*	State or Other Jurisdiction of Incorporation or Organization

Black Rock Coffee Holdings, LLC	Delaware

Black Rock Store Operations LLC	Oregon
* This list omits subsidiaries that would not constitute a “significant subsidiary” pursuant to Rule 102(w) of Regulation S-X.